FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: August 2, 2007	Stephen Taylor Chief Financial Officer

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FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic makes strategic investment to further Asian strategy

Investment in 568 Inc. marks entry into high-growth Chinese casual gaming market

August 2, 2007 (Dublin, IRELAND and SINGAPORE) — CryptoLogic Limited, a leading software developer to the global Internet gaming industry, has completed an agreement to acquire a financial interest in 568 Network Inc. (“568 Inc.”), a developer and distributor of online casual games to the Chinese market. The agreement — valued at $1.2 million — strengthens CryptoLogic’s position in Asia, widely seen as the next growth market for Internet gaming.

Under terms of the agreement, CryptoLogic has the option of taking a controlling position in 568 Inc. in the future.

“Just as CryptoLogic is an e-gaming industry leader in Europe today, we aim to be a leader in Asia tomorrow,” said Javaid Aziz, CryptoLogic’s president and CEO. “The stakes are rising in Asia, which has a population of almost four billion, a deep-rooted gaming culture and a fast-growing rate of Internet adoption. CryptoLogic is already a player in Asia — and this investment strengthens our hand considerably for the years to come.”

A new investment in China

The agreement enables 568 Inc. and CryptoLogic to establish a new China-based venture that will develop and distribute casual, skill-based games for the local and overseas Chinese-language markets. Games will include single- and multi-player mahjong, poker, online pool, puzzle challenges and approved card games including Chinese poker variants.

568 Inc. has a Chinese subsidiary that is already creating games for that market. Its titles include card games such as “Fight Landlord” and “Za Jin Hua,” and skill-based casual games such as “Lian Lian Kan” and “Dragon Ball.”

“With CryptoLogic as a partner, we gain two things that are critical to success in China: the scalability to support thousands of concurrent players, and the expertise to deliver a superior entertainment experience,” said George Chen, CEO of 568 Inc. “We’re seeing early signs that we’re on the right track: since June, we’ve generated more than 350,000 new registered players and are averaging more than 4,000 concurrent online players. Together, CryptoLogic and 568 Inc. have vast potential for profitable growth.”

In addition to its experience in casual games, 568 Inc. brings proven experience and assets in massively-multiplayer-online-role-paying games (MMORPG), another rapidly growing segment of online gaming. Through its wholly-owned subsidiary, G4Box, based in Canada, 568 Inc. operates high quality MMORPG games developed for the North American online multiplayer games market.

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“Casual games represent one of the fastest-growing segments of approved online gaming in China — and in markets around the world,” said Shailesh Naik, Managing Director of CryptoLogic Asia-Pacific. “Experts have positioned online casual games as the major source of revenue for the next three to five years. With 568 Inc’s proven experience in this market, and CryptoLogic’s award-winning game offering, we are in a strong position to capture our share of this exciting market.”

A broader strategy for Asia

Asia is quickly becoming the next major growth region for Internet gaming. Industry forecasts suggest the continent will ultimately become the largest online gaming market in the world. China alone has more than 135 million Internet users, ranking second only to the United States. China also has the world’s largest mobile phone market, with more than 400 million subscribers. Many are expected to switch to high-speed 3G networks over the next few years, creating an explosive growth opportunity for game and content developers.

CryptoLogic’s Asia strategy is consistent with the company’s global focus on integrity and innovation. For example:

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CryptoLogic only offers game experiences and payment methods that are approved by local regulators. The company aims to develop long-term partnerships with governments and regulatory authorities that enable citizens to enjoy online digital  entertainment in a safe, structured and regulated environment.

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CryptoLogic’s new Asian games will reflect local cultures and languages, while leveraging the company’s proven ability to produce highly popular, award-winning titles. While Asia’s adoption rate for broadband and mobile technologies is among the highest in the world, local gamers have unique preferences for content and presentation. By working with local partners — via licensing arrangements or acquisitions — CryptoLogic will better understand players and produce games they want and are willing to pay to play, rather than merely exporting titles designed for other regions.

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CryptoLogic’s exceptional capabilities in developing games of chance will benefit the company as it moves into single-and multi-layer casual games, along with MMORPG. These segments of the e-gaming market have massive revenue potential in all of Asia’s largest economies, including China, Japan, Korea, Singapore and India. Through partnerships, acquisitions and strategic alliances, CryptoLogic will offer a complete spectrum of profitable game types (chance, skill, casual and role-playing games), across key technology platforms including PC, online, mobile and console.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com.

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CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY, CXY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

About 568 Network Inc. (www.568network.com)

568 Network Inc. is a designer, distributor and publisher of online games. The company has a technology development subsidiary in Shanghai, which manages all of Game 568’s products and R&D projects.

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For more information, please contact:

Argyle Communications Inc., (416) 968-7311 (North American and gaming industry media)
Karen Passmore, ext. 228/ kpassmore@argylecommunications.com
Dan Tisch, ext. 223/ dtisch@argylecommunications.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

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